Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

The following MD&A provides Algoma management’s perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the years ended March 31, 2022, 2021 and 2020. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes thereto as at March 31, 2022 and March 31, 2021 and for the years ended March 31, 2022, March 31, 2021 and March 31, 2020.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the Company’s Form F-1 registration statement available on the EDGAR website at www.sec.gov as well as in the long form final prospectus dated October 19, 2021 available through under Company’s profile on the SEDAR website at www.sedar.com.

This MD&A is dated as of June 14, 2022. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect. This document has been approved and authorized for issue by the Board of Directors on June 13, 2022.

Non-IFRS Financial Measures

In this MD&A we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by Algoma in reporting its financial results that is not defined by IFRS. The terms “Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by Algoma in reporting its financial results that are not defined by IFRS. Net Sales Realization, as defined by Algoma, refers to steel revenue less freight per steel tons shipped. Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by Algoma, refers to cost of steel revenue less freight, amortization, carbon tax and business combination adjustments (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, listing expense, share-based compensation related to performance share units and business combination adjustments. Further Adjusted EBITDA is defined as Adjusted EBITDA before tariff expense and capacity utilization adjustment. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period, and Further Adjusted EBITDA margin is calculated by dividing Further Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period, and Further Adjusted EBITDA per ton is calculated by dividing Further Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA and Further Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA and Further Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA and Further Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA and Further Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA and Further Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin, Adjusted EBITDA per ton, Further Adjusted EBITDA margin and Further Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA and Further Adjusted EBITDA to its most comparable IFRS financial measures, see “Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Further Adjusted EBITDA, Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, as such Adjusted EBITDA and Further Adjusted EBITDA do not reflect cash requirements for such replacements;

•	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and

•	other companies, including other companies in our industry, may calculate these measure differently than as presented by us, limiting their usefulness as a comparative measure.

Because of these limitations, these measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results, using these measures only as a supplement to such results.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income (loss). Unless otherwise stated, the figures included in this MD&A are stated in Canadian dollars.

The currency exchange rates for the relevant periods for the years ending March 31, 2022, March 31, 2021 and March 31, 2020:

		Average Rate		Period End Rate
	FY 2022	FY 2021	FY 2020	FY 2022	FY 2021
April 1 to June 30	1.2280	1.3859	1.3375	1.2394	1.3576
July 1 to September 30	1.2601	1.3316	1.3206	1.2741	1.3319
October 1 to December 31	1.2600	1.3030	1.3200	1.2678	1.2732
January 1 to March 31	1.2663	1.2666	1.3442	1.2496	1.2575

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd., was incorporated on March 23, 2021 under the Business Corporations Act (“BCA”) for the purpose of purchasing Algoma Steel Holdings Inc. under section 85(1) of the Income Tax Act (Canada), effecting the purchase on an income tax-deferred basis. A purchase agreement between the Company and Algoma Steel Intermediate S.A R.L. (the “Vendor”) was executed March 29, 2021, whereby the Vendor sold its equity holdings in the capital of Algoma Steel Holdings Inc. to the Company. The transaction resulted in the Vendor transferring its 100,000,001 common shares of Algoma Steel Holdings Inc. to the Company in exchange for 100,000,000 common shares of the Company.

Algoma Steel Inc., the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the BCA, for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. The Company is an integrated steel producer with its active operations located entirely in Canada. The Company produces sheet and plate products that are sold primarily in North America.

Merger Transaction

On October 19, 2021, the Merger between a subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”), pursuant to an Agreement and Plan of Merger (“Merger Agreement”) entered into on May 24, 2021 (the “Merger”), was completed (the “Closing”), with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was C$421.3 million (US$340.9 million). As part of the Merger, Algoma acquired cash, a receivable previously owed between Legato and Algoma Steel Inc. (“ASI”) and warrants, with the difference accounted for as a listing expense. Refer to Note 4 of the consolidated financial statements for a reconciliation of the elements of the Merger. Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021. On Closing, the Company recognized a liability in the amount of C$92.0 million (US$74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each unit.

As at March 31, 2022, the 24,179,000 Warrants remain outstanding with an estimated fair value of US$3.29 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$99.4 million (US$79.6 million) in warrant liability on the audited consolidated statements of financial position. The loss for change in fair value of the warrant liability of C$6.4 million is presented in the audited consolidated statements of net income (loss).

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Award(s)”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Award(s) were issued. Similar to the LTIP awards, each Replacement LTIP Award(s) allow the holders to purchase one common share of Algoma. The Replacement LTIP Award(s) are considered fully vested and can be exercised for US$0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company cease, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Award(s) based on the five-day volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.

On the day preceding the Closing, the Company remeasured the fair value of the original LTIP Awards as they became fully vested on the day before the Merger. Consequently, the Company recognized a liability in the amount of C$44.9 million (US$36.4 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of Replacement LTIP Award(s). The gain on change in fair value of previously recognized LTIP awards accounted for as cash-settled share-based payments, including restricted share units and director units, were recognized in profit or loss in the amount of C$10.4 million. In addition, the fair value of the previously recognized fully vested performance share units, which were previously accounted for as equity-settled share-based payments, was recognized as a liability in the amount of C$35.5 million (US$28.7 million) with an offsetting charge to equity to reflect the modification of these units to cash settled awards.

The Company accounted for the Replacement LTIP Award(s) as a modification of share-based payment as the LTIP awards and the Replacement LTIP Award(s) share similar terms and conditions, and were only replaced as a result of a liquidating event (the Merger) as described by the original long-term incentive plan. Given the alternative settlement options at the election of the participant, the Company has accounted for the Replacement LTIP Award(s) as cash-settled share-based transactions, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the audited consolidated statements of net income (loss). The Company applied modification accounting by remeasuring the fair value of the LTIP awards previously granted by ASHI as at the day prior to Closing and determined that there is no resulting gain or loss.

Upon the consummation of the Merger, the Company issued Replacement LTIP Award(s) to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Award(s) are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

As at March 31, 2022, the 3,232,628 Replacement LTIP Award(s) remain outstanding with an estimated fair value of US$11.25 per share based on the market price of the Company’s common shares, for which the Company recognized a liability of C$45.4 million (US$36.4 million) in share-based payment compensation liability on the audited consolidated statements of financial position.

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“October 2021 LTIP Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be subjected to awards is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) Performance Share Units (“PSU”) and stock options.

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the give day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value takes into account the Company’s estimation of the DSUs that will eventually vest and adjusts for the effect of non-market based performance conditions. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of DSUs.

As of March 31 2022, 54,558 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of US $9.54 per DSU based on the market price of the Company’s common shares. The DSUs vested immediately upon issuance. Accordingly, the Company recorded a share-based payment compensation expense of C$0.7 million (March 31, 2021—C$14.1 million) in administrative and selling expenses on the consolidated statement of net income (loss) and contributed surplus on the consolidated statements of financial position. No exercises or forfeiture of DSUs have been recorded to date.

On March 28, 2022, the Board of Directors approved the resolution to grant RSUs and PSUs in accordance with the Omnibus Plan during the first quarter of the year ending March 31, 2023. Grant agreements will be issued to certain employees with specific terms and conditions, as well as certain performance targets that will need to be met during the year ending March 31, 2023 in order for the awards to vest.

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Award(s) were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the audited consolidated statements of net income (loss).

On Closing, the Company forecasted that the highest level of the Earnout Adjusted EBITDA would be achieved as at December 31, 2021. Accordingly, the Company recognized an earnout liability based on the expectation that all 37.5 million Algoma common shares underlying the earnout rights would become issuable. On October 19, 2021, the Company recorded an earnout liability in the amount of C$521.3 million (US$421.9 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of earnout rights. Given that the earnout rights were granted to all of the previous shareholders of the Company, the amount was recorded as a distribution through retained earnings.

On February 9, 2022, 35,883,695 earnout shares were issued with a value of US$9.54 per unit with a fair value of C$434.1 million (US$342.3 million). As a result, the Company derecognized the related earnout liability. As at March 31, 2022, 1,616,305 earnout rights remain outstanding with an estimated fair value of US$11.25 per unit based on the market price of the Algoma common shares, for which the Company recognized a liability of C$22.7 million (US$18.2 million) in earnout liability on the audited consolidated statements of financial position. Gain in the fair value of the earnout liability of C$78.1 million is presented in the audited consolidated statements of net income (loss).

Strategic Capital Projects

Electric Arc Furnace (“EAF”)

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two state-of-the-art electric-arc-furnaces (EAF) to replace its existing No. 7 blast furnace steelmaking operations. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%. The Company plans to invest approximately C$700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds from the Merger. EAF steelmaking is a modern method of producing steel; with primary inputs of scrap steel and electricity, steel is formed by using an electrical current to melt scrap steel and/or other metallic inputs. The EAF steelmaking facility is to be built on vacant land adjacent to the current steelmaking facility to avoid disruption to current operations, and will utilize existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF transformation is expected to improve product mix, reduce fixed costs, provide for significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company anticipates a 30-month construction phase for the EAF facility, with completion expected between April 2024 and June 2024, and expects to transition away from its current blast furnace steelmaking thereafter as increased electric power from the grid supplying the Company becomes available.

On September 20, 2021, the Company secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada of, whereby the Company will receive up to C$200.0 million in the form of a loan to support the Company’s EAF transformation. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing green house gas emissions.

On November 29, 2021, the Canada Infrastructure Bank (CIB) and the Company have entered into a definitive agreement with respect to the CIB’s previously announced commitment to finance green house gas reduction industrial initiatives, including the EAF transformation of the Company’s steelmaking processes at its facility in Sault Ste. Marie, Ontario. Under the terms of the agreement, the CIB will provide up to C$220 million in loan financing towards the EAF transformation.

On December 2, 2021, the Company announced that it has selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its AC-Digimelter technology powered by Q-One digital power systems.

On January 27, 2022, the Company announced that it has awarded GE Gas Power (GE), a General Electric company, a contract for the upgrade to the Company’s natural gas combined cycle power plant, including the installation of two gas turbine packages. The upgrade is expected to supply the Company with sufficient internal electricity generation to power phase one of its transition to EAF steelmaking. Under the terms of the contract, GE will provide two LM6000 aero derivative gas turbines complete with new control systems as well as a new control system for the existing GE steam turbine. In addition, GE will also complete a full rewind on the No. 2 Generator.

On April 25, 2022, the Company announced that it has awarded the structural building contract for its EAF to Hamilton, ON-based Walters Group Inc. (“Walters”). Walters will be responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods. Pursuant to the fixed-price contract, Walters will use Algoma’s steel plate products in the fabrication of the heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. Onsite assembly of the building structure is expected to commence in the fall of 2022, with the completion targeted within a year.

EAF construction activities are progressing and include the installation of foundation piling, relocation of utilities and services, commencement of building foundations, and the relocation of rail tracks.

The Company is progressing its applications for environmental operational permits through the Province’s Ministry of Environment Conservation & Parks.

Plate Mill Modernization

The Company has undertaken a plate mill modernization project (PMM Project) which is expected to be completed in two phases by November 2022 and plans to invest a total of approximately C$120 million, which will be partly funded by government loan facilities totaling approximately C$50 million. This strategic initiative will enhance the capacity and quality of the Company’s plate product line, which is a differentiated product capability and a key source of competitive advantage. The PMM Project will allow the Company to satisfy higher product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation. The modernization process will be comprised of two phases: quality focus and productivity focus. The first phase focuses on quality, is expected to be completed by May/June 2022, and includes the installation and commissioning upgrades of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in-line hot leveler (to improves flatness), and automation of the 166 inch plate mill (which expands the Company’s grade offering). The second phase focuses on productivity, and is expected to be completed by November 2022; and includes installation and commissioning upgrades of onboard descaling systems for the 2Hi and 4Hi roughing roll stands, mill alignment and work roll offset at the 4Hi, 4Hi DC drive, new cooling beds coupling the plate mill and shear line, dividing shear, plate piler and automated marking machine.

Key Leadership and Governance Announcements

The Company’s current Chief Executive Officer, Michael McQuade, joined the board of directors of Algoma Steel Inc. following the restructuring of the company under the Companies’ Creditors Arrangement Act. Mr. McQuade became Chief Executive of Algoma Steel Inc. in March 2019. In accordance with the announcement that was made on April 18, 2022, Michael D. Garcia was appointed Chief Executive Officer (CEO) effective June 1, 2022. Mr. McQuade will continue to serve on the Company’s board of directors and Mr. Garcia will also join the Board concurrent with his appointment as CEO.

Subsequent Events

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The company can incur regulatory liability as well civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued an emergency declaration regarding its municipal water supply. We continue to actively work with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities, and are working with local, provincial, and federal regulatory authorities conducting ongoing sampling and monitoring to mitigate any possible impact. At present, the Company has not received any orders or offenses from any regulatory authority. We may be subject to regulatory fines and other public and private actions in the future as a result of the incident but the financial and other impact of this incident is currently unknown.

On June 13, 2022, the Board of Directors approved the Company’s intention to pursue a Substantial Issuer Bid in Canada, as well as Tender Offer in the United States (collectively, the “Share Repurchase”) using a “Modified Dutch Auction” to repurchase its common shares and aggregate value of the Share Repurchase of US $400 million. Conditions of the Share Repurchase, including the pricing range per share will be determined following the release of the Company’s financial results for the year ended March 31, 2022. The Company will fund the purchase of tendered shares from cash on hand.

Factors Affecting Financial Performance

The Company’s profitability is correlated to the pricing of steel, ore, coal and energy and the existence of tariffs on its sales outside of Canada. Changes in the underlying pricing of the Company’s steel products and raw materials, and changes in tariffs on sales outside of Canada cause variation in operating results between periods. During periods of stronger or improving steel market conditions, the Company is more likely to be able to pass the increased costs of ore, coal and energy to its customers, protecting the Company’s margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including due to weak steel demand, low industry utilization rates and/or increasing steel product imports, the competitive environment intensifies which results in increased pricing pressure. All of those factors, to some degree, impact pricing, which in turn impacts margins.

North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production increased 3.7% in 2021 compared to 2020 to 1,950.5 million metric tonnes. China represents approximately 53% of global crude steel production. (source: Worldsteel Association “December 2021 crude steel production” January 25, 2022). Given the strong recovery in steel production in 2021 compared to 2020 pandemic levels, the Organization for Economic Cooperation and Development projects that global excess capacity was approximately 478 million metric tonnes in 2021, which is down from previous levels but remains approximately 30 times the size of the Canadian steel industry.

Overall Results

Net Income (Loss)

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

The Company’s net income for the three month period ended March 31, 2022 was C$242.9 million compared to C$100.1 million for the three month period ended March 31, 2021, resulting in a C$142.8 million increase of net income. This increase in net income was due mainly to an increase in steel revenue of C$294.3 million, primarily a result of an increase in the selling price of steel, offset in part by an associated increase in the cost of steel revenue (C$118.2 million) which is mainly due to an increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense compared to the prior year.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s net income for the year ended March 31, 2022 was C$857.7 million compared to a net loss of C$76.1 million for the year ended March 31, 2021, resulting in a C$933.8 million increase of net income. This increase in net income was due mainly to an increase in steel revenue of C$1,933.7 million, primarily a result of an increase in the selling price of steel, offset in part by listing expense of C$235.6 million and transaction costs of C$26.5 million due to the Merger transaction. Further offsetting the increase in revenue was an associated increase in the cost of steel revenue (C$596.7 million) which is mainly due to an increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense compared to the prior year.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

The Company’s net loss for the year ended March 31, 2021, was C$76.1 million compared to a net loss of C$175.9 million for the year ended March 31, 2020, resulting in a C$99.8 million reduction of net loss. This reduction of net loss was due primarily to decreased amortization (C$40.8 million) and lower cost of steel revenue per ton of steel sold (decreased by 12.3% from C$791 to C$694) due to a reduction in the purchase price of many inputs such as alloys, scrap and natural gas as well as certain cost control measures that were put in place to mitigate the impact of deteriorating market conditions at the onset of the pandemic.

Income (Loss) from Operations

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

The Company’s income from operations for the three month period ended March 31, 2022 was C$310.6 million compared to C$130.0 million for the three month period ended March 31, 2021, an increase of C$180.6 million, due primarily to the same reasons mentioned above for net income.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s income from operations for the year ended March 31, 2022 was C$1,411.0 million compared to C$84.8 million for the year ended March 31, 2021, an increase of C$1,326.2 million, due primarily to the same reasons mentioned above for net income except expenses associated with the Merger transaction.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

The Company’s income from operations for the year ended March 31, 2021 was C$84.8 million (March 31, 2020 – loss from operations of C$137.0 million), an increase of C$221.8 million, due primarily to the reasons described above for net income.

Steel Revenue and Cost of Sales

	change		January 1 to March 31,		January 1 to March 31,
			2022		2021
tons
Steel Shipments	i	12.0%		547,217		621,843
millions of dollars
Revenue			C$	941.8	C$	638.5
Less:
Freight included in revenue				(48.0)		(47.3)
Non-steel revenue				(13.9)		(5.6)

Steel revenue	h	50.3%	C$	879.9	C$	585.6

Cost of steel revenue			C$	541.3	C$	423.1
Amortization included in cost of steel revenue				(22.7)		(21.6)
Carbon tax included in cost of steel revenue				(0.4)		(1.8)

Cost of steel products sold	h	29.6%	C$	518.2	C$	399.7

dollars per ton
Revenue per ton of steel sold	h	67.6%	C$	1,721	C$	1,027
Cost of steel revenue per ton of steel sold	h	45.4%	C$	989	C$	680
Average net sales realization on steel sales (i)	h	70.8%	C$	1,608	C$	942
Cost per ton of steel products sold	h	47.3%	C$	947	C$	643

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,608 for the three month period ended March 31, 2022 (March 31, 2021 – C$942), an increase of 70.8%. Steel revenue increased by 50.3% whereas steel shipment volumes decreased by 12.0% during the three month period ended March 31, 2022 as compared to the three month period ended March 31, 2021. The decrease in steel shipment volumes is due in part to lower production levels as a result of logistics supply chain impacts. The overall increase in steel revenue is mainly due to increased steel prices compared to the three month period ended March 31, 2021.

For the three month period ended March 31, 2022, the Company’s cost of steel products sold increased by 29.6% to C$518.2 million (March 31, 2021 – C$399.7 million) due primarily to an increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense (C$28.8 million) compared to the prior year.

	Change (FY2022 to FY2021)		FY2022		Change (FY2021 to FY2020)		FY2021		FY2020
tons
Steel Shipments	h	9.3%		2,297,159	i	8.8%		2,102,086		2,305,039
millions of dollars
Revenue			C$	3,806.0			C$	1,794.9	C$	1,956.9
Less:
Freight included in revenue				(172.9)				(150.4)		(175.1)
Non-steel revenue				(84.3)				(29.4)		(39.2)

Steel revenue	h	119.7%	C$	3,548.8	i	7.3%	C$	1,615.1	C$	1,742.6

Cost of steel revenue			C$	2,054.6			C$	1,457.9	C$	1,822.7
Amortization included in cost of steel revenue				(86.7)				(86.8)		(127.6)
Carbon tax included in cost of steel revenue				0.6				(13.4)		(6.9)
Business combination adjustments				—				—		(1.4)

Cost of steel products sold	h	45.0%	C$	1,968.5	i	19.5%	C$	1,357.7	C$	1,686.8

dollars per ton
Revenue per ton of steel sold	h	94.0%	C$	1,657	h	0.6%	C$	854	C$	849
Cost of steel revenue per ton of steel sold	h	28.8%	C$	894	h	12.3%	C$	694	C$	791
Average net sales realization on steel sales (i)	h	101.2%	C$	1,545	h	1.6%	C$	768	C$	756
Cost per ton of steel products sold	h	32.7%	C$	857	i	11.7%	C$	646	C$	732

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,545 for the year ended March 31, 2022 (March 31, 2021 – C$768), an increase of 101.2%. Steel revenue increased by 119.7% and steel shipment volumes increased by 9.3% during the year ended March 31, 2022, as compared to the year ended March 31, 2021. The overall increase in steel revenue is mainly due to increased steel prices compared to the year ended March 31, 2021.

For the year ended March 31, 2022, the Company’s cost of steel products sold increased by 45.0% to C$1,968.5 million (March 31, 2021 – C$1,357.7 million) due primarily to an increase in steel shipments, increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense (C$132.9 million) compared to the prior year. Employee profit sharing expense has been calculated in accordance with the profit sharing agreement for year ended March 31, 2022.

Further, the Government of Canada passed the Canada Emergency Wage Subsidy (“CEWS”) in response to the COVID-19 pandemic. For the year ended March 31, 2022, the Company did not receive CEWS funding. For the year ended March 31, 2021, the Company recorded a reduction of C$52.8 million to the cost of steel products sold as a reduction to personnel costs, included therein, in connection with the CEWS program.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

The Company’s NSR on steel sales (excluding freight) per ton shipped was C$768 for the year ended March 31, 2021 (March 31, 2020 - C$756), an increase of 1.6%. Steel revenue decreased by 7.3% and steel shipment volumes decreased by 8.8% during year ended March 31, 2021, as compared to the year ended March 31, 2020. The overall decrease in steel shipment volumes was a result of the reduction in demand caused by the COVID-19 pandemic. However, increased steel prices and demand during the last six months of the year resulted in improved NSR for the year ended March 31, 2021 compared to the year ended March 31, 2020.

For the year ended March 31, 2021, the Company’s cost of steel products sold on a per ton basis decreased by 19.5% to C$1,357.7 (March 31, 2020 - C$1,686.8). For the year ended March 31, 2021, the Company’s cost of steel products sold on a per ton basis decreased by 11.7% to C$646 (March 31, 2020 – C$732). The decrease in cost of steel products sold on a per ton basis was the result of a reduction in the purchase price of many inputs such as alloys, scrap and natural gas as well as certain cost control measures that were put in place to mitigate the impact of deteriorating market conditions at the onset of the pandemic.

For the year ended March 31, 2021, the Company recorded a C$52.8 million reduction to cost of steel products sold in connection with the CEWS (March 31, 2020 – nil).

Non-steel Revenue

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

For the three month period ended March 31, 2022, the Company’s non-steel revenue was C$13.9 million (March 31, 2021 - C$5.6 million). The increase of $8.3 million was mainly due to increased sale of various by-products.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

For the year ended March 31, 2022, the Company’s non-steel revenue was C$84.3 million (March 31, 2021 - C$29.4 million). The increase of $54.9 million was mainly due to the sale of royalty rights (C$20.0 million) and also due to increased sale of various by-products.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

For the year ended March 31, 2021, the Company’s non-steel revenue was C$29.4 million (March 31, 2020 - C$39.2 million). The decrease of C$9.8 million was primarily due to lower sales volume and lower selling prices of tar, light oil and braize. For the years ended March 31, 2021 and 2020, non-steel cost of sales approximated non-steel sales.

Administrative and Selling Expenses

	January 1 to		January 1 to
millions of dollars	March 31, 2022		March 31, 2021
Personnel expenses	C$	13.9	C$	21.9
Professional, consulting, legal and other fees		10.1		6.6
Software licenses		1.1		0.8
Amortization of intangible assets and non-production assets		0.1		0.1
Other administrative and selling		2.8		3.1

	C$	28.0	C$	32.5

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended March 31, 2022, were C$28.0 million (March 31, 2021 - C$32.5 million). The decrease in administrative and selling expenses of C$4.5 million is mainly due to decreased personnel expenses (C$8.0 million), due primarily to lower share based compensation ($13.7 million), offset by an increase in employee profit sharing (C$3.2 million). The decrease is partially offset by an increase in professional, consulting, insurance and other fees (C$3.5 million) primarily due to costs associated with listing on the public exchange.

millions of dollars	FY2022		FY2021		FY2020
Personnel expenses	C$	54.2	C$	39.6	C$	29.7
Professional, consulting, legal and other fees		36.2		22.2		17.1
Software licenses		4.6		3.1		2.7
Amortization of intangible assets and non-production assets		0.4		0.4		0.5
Other administrative and selling		7.6		7.1		6.9

	C$	103.0	C$	72.4	C$	56.9

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

As illustrated in the table above, the Company’s administrative and selling expenses for the year ended March 31, 2022, were C$103.0 million (March 31, 2021 - C$72.4 million). The increase in administrative and selling expenses of C$30.6 million is due primarily to increased personnel expenses (C$14.6 million), largely associated with employee profit sharing (C$14.8 million) and increase in professional, consulting, insurance and other fees (C$14.0 million) mainly due to costs associated with listing on the public exchange.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

As illustrated in the table above, the Company’s administrative and selling expenses for the year ended March 31, 2021, were C$72.4 million (March 31, 2020 - C$56.9 million). The increase in administrative and selling expenses of C$15.5 million comprising increased personnel expenses (C$9.9 million) due primarily to share based compensation and increased professional, consulting, legal and other fees (C$5.1 million) primarily due to costs associated with on-going cost reduction and efficiency projects.

In addition, for the year ended March 31, 2021, the Company recorded a C$4.2 million reduction in administration and selling expenses (personnel) in connection with the CEWS (March 31, 2020 – nil), which was offset by personnel costs being higher due to CEWS funding being applied to retain employees that would otherwise have been subject to temporary layoffs.

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s debt facilities, including the Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, described in the section entitled “Capital Resources—Financial Position and Liquidity” included elsewhere in this MD&A. Finance cost also includes the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity—Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

	January 1 to		January 1 to
millions of dollars	March 31, 2022		March 31, 2021
Interest on the following facilities
Revolving Credit Facility	C$	0.1	C$	1.0
Secured Term Loan Facility		—		9.6
Algoma Docks Term Loan Facility		—		1.0
Revolving Credit Facility fees		0.4		0.3
Unwinding of issuance costs of debt facilities and accretion of governmental loan benefits and discounts on environmental liabilities		3.4		3.6
Other interest expense		0.4		0.4

	C$	4.3	C$	15.9

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

As illustrated in the table above, the Company’s finance costs for the three month period ended March 31, 2022 was C$4.3 million compared to C$15.9 million for the three month ended March 31, 2021 resulting in a decrease of C$11.6 million. The decrease in finance cost is primarily attributable to repayment in full of the Secured Term Loan Facility (C$9.6 million) and Algoma Docks Term Loan Facility (C$1.0 million) in November 2021. The finance cost associated with the Revolving Credit Facility decreased by C$0.9 million due to repayments on this facility.

The Company’s finance income for the three month period ended March 31, 2022, was C$0.4 million compared to nil for the three month period ended March 31, 2021, representing an increase of C$0.4 million due primarily to interest income.

The Company’s interest on pension and other post-employment benefit obligations for the three month period ended March 31, 2022 was C$2.9 million compared to C$4.1 million for the three month period ended March 31, 2021, due to a decrease in beginning-of-year discount rates that were used to determine the pension benefit expense for the three month period ended March 31, 2022.

The Company’s foreign exchange loss for the three month period ended March 31, 2022 was C$6.3 million compared to C$9.9 million for the three month period ended March 31, 2021. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

millions of dollars	FY2022		FY2021		FY2020
Interest on the following facilities
Revolving Credit Facility	C$	0.1	C$	4.3	C$	2.1
Secured Term Loan Facility		24.1		43.0		41.0
Algoma Docks Term Loan Facility		2.5		4.7		6.7
Revolving Credit Facility fees		1.6		1.2		2.2
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		18.8		13.8		10.3
Other interest expense		1.5		1.5		1.5

	C$	48.6	C$	68.5	C$	63.8

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

As illustrated in the table above, the Company’s finance costs for the year ended March 31, 2022 were C$48.6 million compared to C$68.5 million for the year ended March 31, 2021 resulting in a decrease of C$19.9 million. The decrease in finance cost is primarily attributable to repayment in full of the Secured Term Loan Facility (C$18.9 million) and Algoma Docks Term Loan Facility (C$2.2 million) in November 2021. The finance cost associated with the Revolving Credit Facility decreased by C$4.2 million due to repayments on this facility.

The Company’s finance income for the year ended March 31, 2022, was C$0.5 million compared to C$1.1 million for the year ended March 31, 2021, representing a decline of C$0.6 million due in part to interest income from tariff overpayments in the prior year which did not repeat in the current year.

The Company’s interest in pension and other post-employment benefit obligations for the year ended March 31, 2022 was C$11.6 million compared to C$17.0 million for the year ended March 31, 2021, due to a decrease in discount rates at March 31, 2021 that was used to determine the 2022 fiscal year pension benefit expense.

The Company’s foreign exchange loss for the year ended March 31, 2022 was C$4.3 million compared to C$76.5 million for the year ended March 31, 2021. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

As illustrated in the table above, the Company’s finance costs for the year ended March 31, 2021, was C$68.5 million compared to C$63.8 million for the year ended March 31, 2020 resulting in an increase of C$4.7 million. The increase is primarily attributable to the Revolving Credit Facility (C$2.2 million) and the unwinding of issuance costs/accretion of governmental loan benefits (C$3.5 million). On April 1, 2020, July 1, 2020 and October 1, 2020, management elected to pay the interest due on the Secured Term Loan Facility in kind which resulted in a 1.0% interest premium. Interest on the Secured Short Term Loan Facility of C$10.2 million in January 2021 was paid in cash.

The Company’s finance income for the year ended March 31, 2021, was C$1.1 million compared to C$2.6 million for the year ended March 31, 2020, representing a decline of C$1.5 million primarily due to interest income from tariff overpayments.

The Company’s interest in pension and other post-employment benefit obligations for the year ended March 31, 2021 was C$17.0 million compared to C$17.3 million for the year ended March 31, 2020.

The Company’s foreign exchange loss for the year ended March 31, 2021 was C$76.5 million compared to a gain of C$35.3 million for the year ended March 31, 2020. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Pension and Post-Employment Benefits

	January 1 to		January 1 to
millions of dollars	March 31, 2022		March 31, 2021
Recognized in income (loss) before income taxes:
Pension benefits expense	C$	6.1	C$	6.9
Post-employment benefits expense		3.0		3.2

	C$	9.1	C$	10.1

Recognized in other comprehensive income (loss) (pre-tax):
Pension benefits (gain) loss	C$	0.3	C$	(104.7)
Post-employment benefits (gain) loss		(71.0)		(37.7)

	C$	(70.7)	C$	(142.4)

	C$	(61.6)	C$	(132.3)

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

As illustrated in the table above, the Company’s pension expense for the three month period ended March 31, 2022 and March 31, 2021 were C$6.1 million and C$6.9 million, respectively, representing a decrease of C$0.8 million. The Company’s post-employment benefits expense for the three month period ended March 31, 2022 and March 31, 2021 were C$3.0 million and C$3.2 million, representing a decrease of C$0.2 million. The decrease in pension and post-employment benefit expense was primarily due to a decrease in beginning-of-year discount rates. While this increased the cost of benefits accruing over the three month period ended March 31, 2022, this increase was more than offset by the lower net interest cost.

As disclosed in Note 3 to the March 31, 2022 audited consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss).

For the three month period ended March 31, 2022, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$70.7 million (March 31, 2021 – actuarial determined gain of C$142.4 million), a difference of C$71.7 million. The C$70.7 million gain was comprised mainly of a decrease in obligations due to a steep increase in end of period discount rates, partially offset by pension fund returns lower than expected.

millions of dollars	FY2022		FY2021		FY2020
Recognized in income (loss) before income taxes:
Pension benefits expense	C$	24.4	C$	27.6	C$	31.4
Post-employment benefits expense		12.0		12.8		12.9

	C$	36.4	C$	40.4	C$	44.3

Recognized in other comprehensive income (loss) (pre-tax):
Pension benefits (gain) loss	C$	(57.9)	C$	(51.8)	C$	(48.6)
Post-employment benefits (gain) loss		(60.0)		28.8		(33.2)

	C$	(117.9)	C$	(23.0)	C$	(81.8)

	C$	(81.5)	C$	17.4	C$	(37.5)

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

As illustrated in the table above, the Company’s pension expense for the years ended March 31, 2022 and March 31, 2021 were C$24.4 million and C$27.6 million, respectively, representing a decrease of C$3.2 million. The Company’s post-employment benefits expense for the years ended March 31, 2022 and March 31, 2021 were C$12.0 million and C$12.8 million, representing a decrease of C$0.8 million. The decrease in pension and post-employment benefit expense was primarily due to a decrease in beginning-of-year discount rates. While this increased the cost of benefits accruing over the year, this increase was more than offset by the lower net interest cost.

For the year ended March 31, 2022, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$117.9 million (March 31, 2021 – actuarial determined gain of C$23.0 million), a difference of C$94.9 million. The C$117.9 million gain was comprised mainly of a decrease in obligations due to a steep increase in end of year discount rates, partially offset by pension fund returns lower than expected.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

As illustrated in the table above, the Company’s pension expense for the years ended March 31, 2021 and March 31, 2020 were C$27.6 million and C$31.4 million, respectively, representing a decrease of C$3.8 million. The Company’s post-employment benefit expense for the year ended March 31, 2021, was C$12.8 million compared to C$12.9 million for the year ended March 31, 2020. The decrease in pension and post-employment benefit expense was primarily due to a decrease in discount rates as of March 31, 2021 that was used to determine the 2022 fiscal year pension and non-pension benefit expense.

For the year ended March 31, 2021, the Company recorded actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$23.0 million. The gain was comprised primarily of pension fund returns being greater than expected and some demographic gains, partially offset by an increase in obligations due to a reduction in end-of-year discount rates.

For the year ended March 31, 2020, the Company recorded actuarially determined gain to the accrued defined pension liability and other post-employment benefits liability in other comprehensive loss of C$82.8 million, (gain of C$74.6 million, net of income tax effect of actuarial gains recognized in other comprehensive loss of C$7.2 million). The C$81.8 million gain is primarily due to an increase in the end-of-year discount rate, offset by pension fund returns being less than expected and demographic losses.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act.

For the three month periods ended March 31, 2022 and March 31, 2021, total Carbon Tax recognized in cost of sales was C$0.4 million and C$1.8 million, respectively. The decrease is due to the purchase of output-based pricing system surplus credits and differences between the estimate and actual settlement of Carbon Tax for the calendar year 2021. Carbon Tax is primarily a function of the volume of our production, increasing as production increases.

For the year ended March 31, 2022, total Carbon Tax recognized in cost of sales was a reduction of C$0.6 million, compared to expense of C$13.4 million in the year ended March 31, 2021. The decrease in Carbon tax is due to reasons described above.

Income Taxes

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

For the three month period ended March 31, 2022, the Company’s deferred income tax recovery and current income tax expense were C$3.3 million and C$81.3 million respectively, compared to deferred and current income tax expense (recovery) of nil for the three month period ended March 31, 2021 due primarily to net income before tax of C$320.9 million compared to C$100.1 million for the year ended March 31, 2021 and non-capital losses available, as described below.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective evidence had been the cumulative loss the Company had incurred over the first two years of its operations. However, over the past year, operations have provided evidence that there is sufficient taxable income to permit use of the existing deferred tax assets. As such, the Company has reflected a deferred tax liability of C$92.9 million, net of a deferred tax asset (C$7.8 million) at March 31, 2022 (March 31, 2021 – nil ).

For the year ended March 31, 2022, the Company’s deferred income tax expense and current tax expense were C$101.7 million and C$197.2 million respectively, compared to deferred and current income tax expense of nil for the year ended March 31, 2021, due to net income before tax of C$1,156.6 million compared to net loss of C$76.1 million for the year ended March 31, 2021.

For the year ended March 31, 2022, the Company has fully utilized non-capital tax losses available of C$306.5 million.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

For the year ended March 31, 2021 and March 31, 2020, the Company’s current income tax expense/recovery was nil. On the basis of the evaluation described above, for the year ended March 31, 2021, the Company’s deferred income tax recovery was nil, net of deferred tax de-recognition. For the year ended March 31, 2020, the Company’s deferred income tax recovery was C$4.3 million, net of deferred tax asset de-recognition, due to property, plant and equipment and intangible assets timing differences of tax deductions and non-capital losses carry forward.

As of March 31, 2021, the Company had non-capital tax losses available of C$579.8 million, C$380.0 million of which expire in 2038, C$113.1 million of which expire in 2039 and C$86.7 million of which expire in 2040.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income for the periods indicated:

	January 1 to		January 1 to
millions of dollars	March 31, 2022		March 31, 2021
Net income	C$	242.9	C$	100.1
Amortization of property, plant and equipment and amortization of intangible assets		22.8		21.0
Finance costs		4.3		15.9
Interest on pension and other post-employment benefit obligations		2.9		4.1
Income taxes		78.0		—
Foreign exchange loss		6.3		9.9
Finance income		(0.4)		—
Carbon tax		0.4		1.8
Increase in fair value of warrant liability		13.2		—
Decrease in fair value of earnout liability		(44.5)		—
Increase in fair value of share-based payment compensation liability		2.9		—
Transaction costs		5.0		—
Share-based compensation		0.7		14.1

Adjusted EBITDA	C$	334.4	C$	166.9

Net Income Margin		25.8%		15.7%

Net Income / ton	C$	443.84	C$	161.01

Adjusted EBITDA Margin		35.5%		26.1%

Adjusted EBITDA / ton	C$	611.09	C$	268.40

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

Adjusted EBITDA for the three month period ended March 31, 2022 was C$334.4 million, compared to C$166.9 million for the three month period ended March 31, 2021, resulting in an increase of C$167.5 million. The Adjusted EBITDA margin for the three month period ended March 31, 2022 and March 31, 2021 was 35.5% and 26.1%, respectively. The Adjusted EBITDA per ton for the three month period ended March 31, 2022 was C$611.09 and C$268.40 for the three month period ended March 31, 2021. The increase in Adjusted EBITDA and improvement in Adjusted EBITDA margin for the three month period ended March 31, 2022 compared to the three month period ended March 31, 2021 was due primarily to increase in steel revenue (C$294.3) primarily as a result of increase in the selling prices for steel products, offset by associated increase in cost of steel products sold (C$118.5 million).

millions of dollars	FY2022		FY2021		FY2020
Net income (loss)	C$	857.7	C$	(76.1)	C$	(175.9)
Amortization of property, plant and equipment and amortization of intangible assets		87.1		86.9		126.5
Finance costs		48.6		68.5		63.8
Interest on pension and other post-employment benefit obligations		11.6		17.0		17.3
Income taxes		298.9		—		(4.3)
Foreign exchange loss (gain)		4.4		76.5		(35.3)
Finance income		(0.5)		(1.1)		(2.6)
Carbon tax		(0.6)		13.4		6.9
Increase in fair value of warrant liability		6.4		—		—
Decrease in fair value of earnout liability		(78.1)		—		—
Transaction costs		26.5		—		—
Listing expense		235.6		—		—
Share-based compensation		5.7		14.1		—
Business combination adjustments		—		—		1.4

Adjusted EBITDA	C$	1,503.2	C$	199.2	C$	(2.2)

Net income (loss) Margin		22.5%		-4.2%		-9.0%

Net income (loss)/ ton	C$	373.36	C$	(36.19)	C$	(76.31)

Adjusted EBITDA Margin		39.5%		11.1%		-0.1%

Adjusted EBITDA / ton	C$	654.37	C$	94.76	C$	—

Tariff expense included in Net income	C$	—	C$	—	C$	27.8
Capacity utilization adjustment included in Net income		—		—		32.7

Adjustments to Adjusted EBITDA		—		—		60.5

Further Adjusted EBITDA	C$	1,503.2	C$	199.2	C$	58.3

Further Adjusted EBITDA Margin		39.5%		11.1%		3.0%

Further Adjusted EBITDA / ton	C$	654.37	C$	94.76	C$	26.25

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA and Further Adjusted EBITDA.
(ii)	Adjusted EBITDA and Further Adjusted EBITDA Margin is Adjusted EBITDA and Further Adjusted EBITDA as a percentage of revenue.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

Adjusted EBITDA for the year ended March 31, 2022 was C$1,503.2 million, compared to C$199.2 million for the year ended March 31, 2021, resulting in an increase of C$1,304.0 million. The Adjusted EBITDA margin for the year ended March 31, 2022 and March 31, 2021 was 39.5% and 11.1%, respectively. The Adjusted EBITDA per ton for the year ended March 31, 2022 was C$654.37 and C$94.76 for the year ended March 31, 2021. The increase in Adjusted EBITDA and improvement in Adjusted EBITDA margin for the year ended March 31, 2022 compared to the year ended March 31, 2021 was due primarily to increase in steel revenue (C$1,933.70) primarily as a result of increases in the selling prices for steel products, offset by associated increase in cost of steel products sold (C$610.8 million).

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

Adjusted EBITDA for the year ended March 31, 2021 was C$199.2 million, compared to (C$2.2) million for the year ended March 31, 2020, resulting in an increase of C$201.4 million. The Adjusted EBITDA margin for the years ended March 31, 2021 and March 31, 2020 was 11.1% and (0.1%), respectively. The Adjusted EBITDA per ton for the year ended March 31, 2021 was C$94.76 and was nil for the year ended March 31, 2020.

The increase in Adjusted EBITDA and improvement in Adjusted EBITDA margin for the year ended March 31, 2021 compared to the year ended March 31, 2020 was due primarily to increases in selling prices for steel products.

Canadian steel producers became subject to 25% tariffs on all steel revenues earned on shipments made to the United States effective as of June 1, 2018. Tariff expense included in cost of steel sales were nil for the year ended March 31, 2021; however, for the year ended March 31, 2020, tariffs totaling C$27.8 million had a significant impact on the Company’s Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted EBITDA per ton as illustrated above. On May 17, 2019, the United States announced a complete lifting of this tariff effective May 20, 2019.

Algoma experienced an unplanned outage in the month of April 2019 that disrupted production in our #7 Blast Furnace (the “FY 2020 Q1 Outage”). The resulting lost production led to a shipping volume reduction during the three month period ended June 30, 2019 of over one hundred thousand tons and resulted in a capacity utilization adjustment of C$32.7 million being recorded to cost of steel products sold.

Financial Resources and Liquidity

Summary of Cash Flows

	January 1 to		January 1 to
millions of dollars	March 31, 2022		March 31, 2021
Operating Activities:
Cash generated from operating activities before changes in non-cash working capital and environmental liabilities paid	C$	253.1	C$	143.3
Net change in non-cash working capital		191.1		(9.6)
Environmental liabilities paid		(0.4)		0.2

Cash generated by operating activities	C$	443.8	C$	133.9

Investing activities
Acquisition of property, plant and equipment	C$	(93.4)	C$	(22.0)
Acquisition of intangible assets		0.4		(0.1)
Acquisition of right-of-use assets		(0.9)		—

Cash used in investing activities	C$	(93.9)	C$	(22.1)

Financing activities
Bank indebtedness advanced (repaid), net	C$	0.1	C$	(95.3)
Repayment of Senior Secured Term Loan Facility		—		(0.9)
Repayment of Algoma Docks Term Loan Facility		(0.1)		(2.6)
Government loans issued, net of benefit		1.1		(0.1)
Repayment of govenrment loans		(0.8)		—
Interest paid		(0.1)		(11.4)
Interest cost of right-of-use assets		—		—
Proceeds from issuance of shares		—		—
Dividends paid		(9.3)		—
Other		(0.4)		0.2

Cash used in financing activities	C$	(9.5)	C$	(110.1)

Effect of exchange rate changes on cash	C$	(12.6)	C$	(0.2)

Change in cash during the period	C$	327.8	C$	1.5

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

As illustrated in the table above, the generation of cash for the three month period ended March 31, 2022 was C$327.8 million, compared to C$1.5 million for the three month period ended March 31, 2021. The increase in the generation of cash for the three month period ended March 31, 2022, as compared to the three month period ended March 31, 2021, was C$326.3 million, and is primarily the result of the C$309.9 million increase in cash generated by operating activities, a result of an increase in net income (net income of C$242.9 million for the three month period ended March 31, 2022 compared to C$100.1 million for the three month period ended March 31, 2021), for reasons described above. Further the increase in the generation of cash is due in part to the decrease in cash used in financing activities of C$100.6 million which was partially offset by the use of cash in investing activities (increased by C$71.8 million), for reasons described below.

millions of dollars	FY2022		FY2021		FY2020
Operating Activities:
Cash generated by (used in) operating activities before changes in non-cash working capital and environmental liabilities paid	C$	1,287.8	C$	147.4	C$	(34.5)
Net change in non-cash working capital		(21.1)		(137.7)		34.3
Environmental liabilities paid		(3.3)		(1.6)		(4.5)

Cash generated by (used in) operating activities	C$	1,263.4	C$	8.1	C$	(4.7)

Investing activities
Acquisition of property, plant and equipment	C$	(166.2)	C$	(71.7)	C$	(113.3)
Acquisition of intangible assets		—		(0.1)		(0.6)
Acquisition of right-of-use assets		(1.7)		—		—
Recovery (issuance) of related party receivable		2.2		(1.1)		(1.2)

Cash used in investing activities	C$	(165.7)	C$	(72.9)	C$	(115.1)

Financing activities
Bank indebtedness (repaid) advanced, net	C$	(86.8)	C$	(145.2)	C$	249.3
Repayment of Secured Term Loan		(381.8)		(3.8)		(3.8)
Repayment of Algoma Docks Term Loan Facility		(76.0)		(8.8)		(6.5)
Government loans issued, net of benefit		1.1		6.5		42.4
Repayment of government loans		(0.8)		—		—
Restricted cash		—		—		7.2
Interest paid		(36.3)		(15.6)		(42.0)
Proceeds from issuance of shares		393.5		—		—
Dividends paid		(9.3)		—		—
Other		(2.3)		(0.5)		0.1

Cash (used in) generated by financing activities	C$	(198.7)	C$	(167.4)	C$	246.7

Effect of exchange rate changes on cash	C$	(4.9)	C$	(11.6)	C$	2.6

Increase (decrease) in cash during year	C$	894.1	C$	(243.8)	C$	129.5

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

As illustrated in the table above, the generation of cash for the year ended March 31, 2022 was C$894.1 million, compared to the use of cash of C$243.8 million for the year ended March 31, 2021. The increase in the generation of cash for the year ended March 31, 2022, as compared to the year ended March 31, 2021, was C$1,137.9 million, and is primarily the result of the C$1,255.3 million increase in cash generated by operating activities, a result of an increase in net income (net income of C$857.7 million for the year ended March 31, 2022 compared to net loss of C$76.1 million for the year ended March 31, 2021), for reasons described above. The increase in cash generated by operating activities for the year ended March 31, 2022 was partially offset by the use of cash in financing activities (increased by C$31.3 million) and investing activities (increased by C$92.8 million), for reasons described below.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

As illustrated in the table above, the use of cash for the year ended March 31, 2021 was C$243.8, compared to the generation of cash of C$129.5 million for the year ended March 31, 2020. The decrease in the generation of cash for the year ended March 31, 2021, as compared to the year ended March 31, 2020, was C$373.3 million, and is primarily the result of the C$414.1 million increase in cash used in financing activities, a result of repayments on the bank indebtedness.

Cash Flow Generated by (Used In) Operating Activities

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

For the three month period ended March 31, 2022, the cash generated by operating activities was C$443.8 million (March 31, 2021 – C$133.9 million). The increase in cash generated from operating activities for the three month period ended March 31, 2022 was primarily due to higher NSR.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

For the year ended March 31, 2022, the cash generated by operating activities was C$1,263.4 million (March 31, 2021 – C$8.1 million). The increase in cash generated from operating activities for the year ended March 31, 2022 was primarily due to higher NSR.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

For the year ended March 31, 2021, the cash generated by operating activities was C$8.1 million, compared to C$4.7 million cash used in operating activities for the year ended March 31, 2020. The increase in cash generated from operating activities for the year ended March 31, 2021 was due to lower cost of steel products sold and higher NSR, offset in part, by an increased use of cash for working capital.

The following table shows changes in the Company’s non-cash working capital for the periods indicated:

	January 1 to	January 1 to
millions of dollars	March 31, 2022	March 31, 2021
Accounts receivable	$44.2	$(113.3)
Inventories	128.9	102.7
Prepaid expenses and deposits and other current assets	23.9	(20.7)
Accounts payable and accrued liabilities	83.2	28.9
Income and other taxes payable	(116.6)	8.7
Derivative financial instruments (net)	27.5	(15.9)

Total	$191.1	$(9.6)

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

As illustrated in the table above, the Company’s source of cash due to changes in non-cash working capital during the three month period ended March 31, 2022 was C$191.1 million (March 31, 2021 – use of cash C$9.6 million), representing a net change of C$200.7 million. The increase in the net change in working capital was due primarily to a decrease in accounts receivable (C$157.5 million) as a result of a decline in steel shipping volume and in the selling prices for steel products. Further, accounts payable and accrued liabilities increased (C$54.3 million) due primarily to an increase in wages and accrued vacation, mainly a result of increased employee profit sharing.

millions of dollars	FY2022		FY2021		FY2020
Accounts receivable	C$	(127.0)	C$	(47.2)	C$	88.4
Inventories		(63.6)		(33.6)		(36.8)
Prepaid expenses, deposits and other current assets		12.5		(70.3)		20.2
Accounts payable and accrued liabilities		166.6		(21.2)		(42.4)
Taxes payable and accrued taxes		(22.1)		16.7		3.7
Derivative financial instruments (net)		12.5		(15.3)		1.2
Secured term loan interest payments in kind		—		33.2		—

Total	C$	(21.1)	C$	(137.7)	C$	34.3

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the year ended March 31, 2022 was C$21.1 million (March 31, 2021 – C$137.7 million), representing a net change of C$116.6 million. The increase in the net change in working capital was due in part, to an increase in accounts payable and accrued liabilities (C$187.8 million) due primarily to an increase in wages and accrued vacation, mainly a result of increased employee profit sharing. Further, the increase in net change in working capital was due in part, to a decrease in prepaid expenses and other current assets (C$82.8 million) due to a reduced requirement for advance payments to vendors. This was offset, in part, by an increase in accounts receivable (C$79.8 million) as a result of improved steel revenue in the year ended March 31, 2022, which increased by 119.7% as compared to the year ended March 31, 2021. Offset further, in part, by a decrease in secured term loan interest payments in kind (C$33.2 million), which resulted in the year ended March 31, 2021 due to the election to pay the interest due on the Secured Term Loan Facility in kind on April 1, 2020, July 1, 2020 and October 1, 2020 to conserve cash at the onset of the COVID-19 pandemic in March 2020. The increase was further offset, in part, by a decrease in income and other taxes payable (C$38.8 million) resulting from corporate tax payments made during the year ended March 31, 2022.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the year ended March 31, 2021, was C$137.7 million (March 31, 2020 – generation of cash of C$34.3 million). The net change in working capital was a decrease of C$172.0 million due to an increase in accounts receivable (C$135.6 million) as a result of improved steel revenue in the quarter ended March 31, 2021, which increased by 28.3% as compared to the quarter ended March 31, 2020 and as a result of increased NSR in the quarter ended March 31, 2021, which increased by 32.4% compared to the quarter ended March 31, 2020. Further, prepaid expenses and other current assets increased due to advance payments made for capital project and raw material purchases (C$90.5 million), offset, in part, by increase in secured term loan interest payments in kind (C$33.2 million). This increase in secured loan payments in kind occurred as a result of the election to pay the interest due on the Secured Term Loan Facility in kind on April 1, 2020, July 1, 2020 and October 1, 2020 to conserve cash at the onset of the COVID-19 pandemic in March 2020. The increase in prepaid expenses and other current assets was further offset, in part, by an increase in accounts payable and accrued liabilities (C$21.2 million) primarily due to an increase in wages and accrued vacation payable.

Cash Flow Used In Investing Activities

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

For the three month period ended March 31, 2022, cash used in investing activities was C$93.9 million (March 31, 2021 – C$22.1 million).

Expenditures for the acquisition of property, plant and equipment for the three month period ended March 31, 2022 and March 31, 2021 were C$95.3 million and C$22.2 million, respectively. In addition, the Company recorded benefits of C$1.0 million (March 31, 2021—C$0.2 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition of property, plant and equipment net of benefits for the three month period ended March 31, 2022 was C$94.3 million (March 31, 2021 - C$22.0 million).

For the three month period ended March 31, 2022, the Company had property under construction for the EAF and plate mill modernization projects of C$98.7 million (March 31, 2021 – nil) and C$18.9 million, respectively (March 31, 2021 – C$4.8 million).

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

For the year ended March 31, 2022, cash used in investing activities was C$165.7 million (March 31, 2021 – C$72.9 million).

Expenditures for the acquisition of property, plant and equipment for the year ended March 31, 2022 and March 31, 2021 were C$172.1 million and C$81.5 million, respectively. In addition, the Company recorded benefits of C$4.2 million (March 31, 2021- C$9.8 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition of property, plant and equipment net of benefits for the year ended March 31, 2022 was C$167.9 million (March 31, 2021- C$71.7 million).

For the year ended March 31, 2022, the Company had property under construction for the EAF and plate mill modernization projects of C$98.7 million (March 31, 2021 – nil) and C$43.6 million, respectively (March 31, 2021 – C$8.9 million).

During the year ended March 31, 2022, the Company disposed of property, plant and equipment with a cost of C$0.6 million (March 31, 2021 – C$1.9 million). The disposal of property, plant and equipment during the fiscal year ended March 31, 2022 resulted in a net loss of C$0.3 million (March 31, 2021 - loss of C$1.7 million).

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

For the year ended March 31, 2021, the cash used in investing activities was C$72.9 million (March 31, 2020 – C$115.1 million). Expenditures for the acquisition of property, plant and equipment for the years ended March 31, 2021 and March 31, 2020 were C$81.5 million and C$156.8 million, respectively. In addition, the Company recorded benefits of C$9.8 million (March 31, 2020 - C$43.5 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition, net of benefits, for the year ended March 31, 2021 was C$71.7 million (March 31, 2020 - C$113.3 million).

For the year ended March 31, 2021, the Company had property under construction for the plate mill modernization project of C$8.9 million (March 31, 2021 – C$1.1 million).

During the year ended March 31, 2021, the Company disposed of property, plant and equipment with a cost of C$1.9 million (March 31, 2020 – nil). The disposal of property, plant and equipment during the year ended March 31, 2021 resulted in a net loss of C$1.7 million.

Expenditures for the acquisition of intangible assets for the year ended March 31, 2021, were C$0.1 million, (March 31, 2020 – C$0.6 million). During the year ended March 31, 2021, the Company disposed of intangible assets with a cost of C$0.8 million (March 31, 2020 – nil). The disposal of intangible assets during the year ended March 31, 2021 resulted in a net loss of C$0.8 million.

Cash Flow Generated by (Used In) Financing Activities

Three Month Period Ended March 31, 2022 Compared to Three Month Period Ended March 31, 2021

For the three month period ended March 31, 2022, cash used in financing activities was C$9.5 million (March 31, 2021 – C$110.1 million). The decrease in cash used in financing activities of C$100.6 million is largely due to repayments of the Revolving Credit Facility during the three month period ended March 31, 2021 (C$95.3 million).

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

For the year ended March 31, 2022, cash used in financing activities was C$198.7 million (March 31, 2021 – C$167.4 million). The Company made repayments of its Revolving Credit Facility totaling C$105.1 million and drew down C$18.3 million (March 31, 2021 – repaid C$318.4 million and drew down C$173.3 million). The Company repaid its Secured Term Loan Facility in full (C$381.8 million) (March 31, 2021 - C$3.8 million) and its Algoma Docks Term Loan Facility in full (C$76.0 million) (March 31, 2021 – C$8.8 million). In addition, during the year ended March 31, 2022, the Company received proceeds from issuance of shares as a result of the Merger transaction (C$393.5 million). Further, the Company paid interest of C$36.3 million (March 31, 2021 - C$15.6 million) for the year ended March 31, 2022.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

For the year ended March 31, 2021, the cash used in financing activities was C$167.4 million (March 31, 2020 – C$246.7 million of cash generated). During the year ended March 31, 2021, the Company made repayments of its Revolving Credit Facility totaling C$318.4 million and drew down C$173.3 million (March 31, 2020 – repaid C$109.3 million and drew down C$358.0 million), its Secured Term Loan of C$3.8 million (March 31, 2020 - C$3.8 million) and its Algoma Docks Term Loan Facility of C$8.8 million (March 31, 2020 – C$6.5 million). In addition, during the year ended March 31, 2021, the Company recorded long-term governmental loans issued, net of benefits recorded, of C$6.5 million (March 31, 2020 - C$42.4 million), and paid interest of C$15.6 million (March 31, 2020 - C$42.0 million).

Capital Resources—Financial Position and Liquidity

The Company anticipates making, on average, approximately C$50-C$60 million of capital expenditures annually to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term, when combined with the cash made available as a result of the Merger and the PIPE Investment and under the SIF Funding and the CIB Funding, to meet its planned growth or to fund development activities.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

As at March 31, 2022, the Company had cash of C$915.3 million (March 31, 2021 - C$21.2 million), and had unused availability under its Revolving Credit Facility of C$278.2 million ($222.6 million) after taking into account C$34.1 million ($27.3 million) of outstanding letters of credit and borrowing base reserves. At March 31, 2021, the Company had drawn C$90.1 million ($71.7 million), and there was C$200.8 ($156.5 million) of unused availability after taking into account C$27.4 million ($21.8 million) of outstanding letters of credit and borrowing base reserves.

On September 20, 2021, the Company, together with the government of Canada, entered into an agreement of which a benefit of up to $420.0 million would flow to the Company in the form of a loan up to $200.0 million from the SIF and a loan up to $220.0 million from the CIB. Under the terms of the SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and March 31, 2025.

Annual repayments of the SIF loan will be scalable based on the Company’s greenhouse gas emission performance.

Under the terms of the CIB agreement, the Company may draw on a non-revolving construction credit facility. Following the completion of the project, quarterly payments including interest at a rate per annum equal to the base rate from the date of borrowing until November 27, 2031, then at a base rate plus 150 basis points until maturity of the loan are required prior to the loan maturity date, November 26, 2046.

In November 2021, the Company repaid its Secured Term Loan Facility and Algoma Docks Term Loan Facility in full.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF agreements are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At March 31, 2022, there was C$0.1 million ($0.09 million) drawn on this facility. There was C$278.2 million ($222.6 million) of unused availability after taking into account C$34.1 million ($27.3 million) of outstanding letters of credit, and borrowing base reserves. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at March 31, 2022, the Company has complied with these requirements.

On March 3, 2022, the Company announced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company is authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares are available for purchase for cancellation commencing on March 3, 2022 until no later than March 2, 2023. No shares were repurchased by the Company under the NCIB during the year ended March 31, 2022.

On March 31, 2022, a dividend payment of $9.3 million (US $7.4 million) was paid and recorded as a distribution through retained earnings.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

As at March 31, 2021, the Company had cash of C$21.2 million (March 31, 2020 - C$265.0 million), and had unused availability under its Revolving Credit Facility of C$200.8 million ($156.5 million) (March 31, 2020 - C$61.4 million ($43.6 million)) after taking into account C$27.4 million ($21.8 million) of outstanding letters of credit (March 31, 2020 – C$27.8 million ($19.7 million)). The reduction in the Company’s overall available cash (including availability under its Revolving Credit Facility) as of March 31, 2021 compared to March 31, 2020 is due to the factors discussed above.

On November 30, 2018, the Company secured the following debt financing:

•	$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028.; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at March 31, 2022, the Company’s obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the March 31, 2022, Canadian/US dollar exchange rate of US$1.00 = $0.8003 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	0.1	C$	0.1	C$	—	C$	—	C$	—
Long-term governmental loans		136.5		9.9		9.9		71.5		45.2
Purchase obligations		551.2		323.7		130.0		97.5		—
Environmental liabilities		77.0		4.1		5.1		12.9		54.9
Lease obligations		5.8		3.1		2.3		0.4		—

Total	C$	770.6	C$	340.9	C$	147.3	C$	182.3	C$	100.1

Purchase obligations, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. The majority of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At March 31, 2022, the Company had C$34.1 million ($27.3 million) (March 31, 2021 - C$27.4 million ($21.8 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At March 31, 2022, the Company’s net obligation in respect of its defined benefit pension plans was C$118.1 million (March 31, 2021 - C$170.1 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$239.8 million (March 31, 2021 – C$297.8 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As a result of the Merger, the Company is no longer a related party of Algoma Steel Parent S.C.A., and its commonly controlled affiliates. Further, Algoma Steel Parent S.C.A. settled its promissory note payable to the Company for C$2.2 million ($1.7 million) by receiving a net amount of C$6.5 million ($5.0 million) in exchange for settling this note payable with the return of capital of C$8.3 million ($6.7 million), as explained in Note 31 to the March 31, 2022 audited consolidated financial statements. To facilitate this payment, the Company entered an agreement with its subsidiary, Algoma Steel Inc. to pay the net amount of C$6.5 million ($5.0 million) on its behalf. The Company settled the loan to its subsidiary, Algoma Steel Inc. with net proceeds from the merger transaction.

There are no ongoing contractual or other commitments with related parties.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, bank indebtedness, accounts payable and accrued liabilities, derivative financial instruments, warrant liability, earnout liability and long-term governmental loans.

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 32 to the March 31, 2022 audited consolidated financial statements.

Critical Accounting Estimates

As disclosed in Note 5 of the March 31, 2022 audited consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the March 31, 2022 audited consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different. The useful life of property, plant and equipment and intangible assets affects the amount of amortization and the net book value disclosed in the Company’s financial statements.

Impairment of property, plant and equipment and intangible assets

Any accounting estimate related to impairment of property, plant and equipment and intangible assets require the Company to make assumptions about future cash flows and discount rates. Further, determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the cash generated unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, realization rates on future steel output, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate weighted average cost of capital. Assumptions about future cash flows require significant judgement because actual operating levels have fluctuated in the past and are expected to do so in the future.

Defined Benefit Retirement Plans

The determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the audited consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, (loss) income would be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that alter tax returns filed may require adjustment in the future.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2022								2021
As at and for the three months ended[1]	Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
Financial results
Total revenue	C$	941.8	C$	1,064.9	C$	1,010.2	C$	789.1	C$	638.5	C$	430.0	C$	377.0	C$	349.4
Steel products		879.9		1,009.5		936.5		722.9		585.6		383.8		335.3		310.4
Non-steel products		13.9		14.2		31.8		24.4		5.6		9.5		6.9		7.4
Freight		48.0		41.2		41.9		41.8		47.3		36.7		34.8		31.6
Cost of sales		603.2		599.9		578.7		510.2		476.0		432.2		389.8		339.7
Administrative and selling expenses		28.0		18.9		29.4		26.7		32.5		15.5		11.9		12.5
Income (loss) from operations		310.6		446.1		402.1		252.2		130.0		(17.7)		(24.7)		(2.8)
Net income (loss)		242.9		123.0		288.2		203.7		100.1		(73.5)		(60.0)		(42.7)
Adjusted EBITDA (loss)	C$	334.4	C$	457.3	C$	430.6	C$	280.8	C$	166.9	C$	11.7	C$	0	C$	20.5
Per common share (diluted)[3]
Net income (loss)	C$	1.45	C$	0.92	C$	4.02	C$	2.83	C$	1.40	C$	(1.02)	C$	(0.84)	C$	(0.59)
Financial position
Total assets	C$	2,693.6	C$	2,520.7	C$	2,185.7	C$	1,697.2	C$	1,553.9	C$	1,541.9	C$	1,554.4	C$	1,731.6
Total non-current liabilities		573.5		640.1		1,038.8		1,002.5		1,031.5		1,184.7		1,236.2		1,220.1
Operating results
Average NSR per nt2	C$	1,608	C$	1,827	C$	1,594	C$	1,185	C$	942	C$	701	C$	649	C$	746
Adjusted EBITDA per nt2		611.1		827.6		733.1		460.3		268.4		21.4		0.0		49.2
Shipping volume (in thousands of nt)
Sheet		486		481		514		541		543		470		444		336
Plate		61		72		73		69		79		78		72		80

1	Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.
2	The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.
3

Pursuant to the Merger Agreement with Legato as described in the “Merger Transaction” section of this MD&A, on October 19, 2021, the Company effected a reserve stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issused 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

Trend Analysis

The Company’s financial performance for the fourth quarter of fiscal year end 2022 (“Q4 2022”) increased from the third quarter of fiscal year end 2022 (“Q3 2022”), primarily due to listing expense incurred in Q3 2022 as a result of the Merger in Q3 2022. This was offset, in part, by decreased steel revenue mostly due to lower average steel selling prices. The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

decreased $152.8 million or 30% from $502.2 million in Q4 2020 to $349.4 million in the first quarter of fiscal year end 2021 (“Q1 2021”), a result of decreased steel revenue mainly due to lower steel shipments, represented by a decline of 204 thousand net ton (“nt”) or 33% from 620 thousand nt in Q4 2020 to 416 thousand nt in Q1 2021.

•

increased $27.6 million or 8% from $349.4 million in Q1 2021 to $377.0 million in the second quarter of fiscal year end 2021 (“Q2 2021”), a result of increased steel revenue due primarily to higher steel shipments, represented by an increase of 100 thousand nt or 24% from 416 thousand nt in Q1 2021 to 516 thousand nt in Q2 2021.

•

increased $53.0 million or 14% from $377.0 million in Q2 2021 to $430.0 million in the third quarter of fiscal year end 2021 (“Q3 2021”), a result of increased steel revenue mostly due to higher selling prices of steel as average NSR per nt increased by $51.3 from $649 per nt in Q2 2021 to $701 per nt in Q3 2021. Further, steel shipments increased by 31 thousand nt or 6% from 516 thousand nt in Q2 2021 to 547 thousand nt in Q3 2021.

•

increased $208.5 million or 48% from $430.0 million in Q3 2021 to $638.5 million in the fourth quarter of fiscal year end 2021 (“Q4 2021”), a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by $241 from $701 per nt in Q3 2021 to $942 per nt in Q4 2021. Further, steel shipments increased by 75 thousand nt or 14% from 547 thousand nt in Q3 2021 to 622 thousand nt in Q4 2021.

•

increased $150.6 million or 24% from $638.5 million in Q4 2021 to $789.1 million in Q1 2022, a result of increased steel revenue mainly due to higher selling price of steel as average NSR per nt increased by $243.3 from $942 per nt in Q4 2021 to $1,185 per nt in Q1 2022.

•

increased $221.1 million or 28% from $789.1 million in Q1 2022 to $1,010.2 million in Q2 2022, a result of increased steel revenue mostly due to higher selling price of steel as average NSR per nt increased by $409.5 from $1,185 per nt in Q1 2022 to $1,594 per nt in Q2 2022.

•

increased $54.7 million or 5% from $1,010.2 million in Q2 2022 to $1,064.9 million in Q3 2022, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by $233 from $1,594 per nt in Q2 2022 to $1,827 per nt in Q3 2022.

•

decreased $123.1 million or 12% from $1,064.9 million in Q3 2022 to $941.8 million in Q4 2022, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by $219 from $1,827 per nt in Q3 2022 to $1,608 per nt in Q4 2022.

Net income (loss):

•

of ($42.7) million in Q1 2021 decreased compared to $19.4 million in Q4 2020 primarily due to decrease in revenue of $152.8 million, a result of lower steel shipments, offset, in part by decrease in cost of sales ($159.6 million)

•

of ($60.0) million in Q2 2021 decreased compared to ($42.7) million in Q1 2021 mainly due to the increase in cost of sales of $50.1 million, offset, in part by an increase in revenue of $27.6 million, primarily a result of higher steel shipments.

•

of ($73.5) million in Q3 2021 decreased compared to ($60.0) million in Q2 2021 mostly due an increase in cost of sales of $42.4 million, offset, in part by an increase in revenue of $53.0 million due primarily to higher selling price of steel.

•

of $100.1 million in Q4 2021 increased compared to ($73.5) million in Q3 2021 mainly to due higher revenue of $208.5 million, a result of higher selling prices of steel and increased steel shipments and proportionately lower increase in cost of sales of $43.8 million.

•

of $203.7 million in Q1 2022 increased compared to $100.1 million in Q4 2021 due primarily to higher revenue (increased by $150.6 million), a result of higher selling prices of steel, proportionately lower increase in cost of sales of $34.2 million and lower administrative and selling expenses (decreased by $5.8 million).

•

of $288.2 million in Q2 2022 increased compared to $203.6 million in Q1 2022 primarily due to higher revenue of $221.1 million, a result of higher selling prices of steel with a proportionately lower increase in cost of sales of $68.5 million.

•

of $123.0 million in Q3 2022 decreased compared to $288.2 million in Q2 2022 mostly due to listing expense ($235.6 million) as a result of the Merger. This was offset, in part, by changes in fair value of warrant liability ($6.8 million), changes in fair value of earnout liability ($33.6 million), changes in fair value of share-based compensation liability ($2.9 million) and increased revenue due primarily to higher selling price of steel.

•

of $242.9 million in Q4 2022 increased compared to $123.0 million in Q3 2022 mostly due to listing expense ($235.6 million) as a result of the Merger in Q3 2022. This was offset, in part, by decreased revenue due primarily to lower selling price of steel.